                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                   Form 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                               PEDIANET.COM, INC.
--------------------------------------------------------------------------------


                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)





         GEORGIA                                              58-1727874
(STATE OR OTHER JURISDICTION                                (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION                            IDENTIFICATION
                                                                NUMBER)

1804 Jerome Avenue, Brooklyn, New York                           11235
----------------------------------------                     ---------------
(Address of Principal Executive Offices)                       (Zip code)


Issuer's Telephone Number:          (718) 332-3994
                                    ------------------


Securities to be registered under Section 12 (b) of the Act:


    TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED

           None                                        N/A
    --------------------               -----------------------------------------


Securities to be Registered under Section 12 (g) of the Act:

    TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED

       Common Shares                                   N/A
    -------------------                -----------------------------------------

                                TABLE OF CONTENTS
                                -----------------


PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT



Item 1.  Description of Business...............................................3
                                                                               -

Item 2.  Management's Discussion and Analysis or Plan of Operation.............7
                                                                               -

Item 3.  Description of Property..............................................10
                                                                              --

Item 4. Security Ownership of Certain Beneficial Owners and Management........10
                                                                              --

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........11
                                                                              --

Item 6. Executive Compensation................................................13
                                                                              --

Item 7.  Certain Relationships and Related Transactions.......................14
                                                                              --

Item 8.  Description of Securities............................................14
                                                                              --

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and

          Other Shareholder Matters...........................................16
                                                                              --

Item 2.  Legal Proceedings....................................................16
                                                                              --

Item 3.  Changes in and Disagreements With Accountants........................17
                                                                              --

Item 4.  Recent Sales of Unregistered Securities..............................18
                                                                              --

Item 5.  Indemnification of Directors and Officers............................18
                                                                              --



PART F/S  Financial Statements..........................................FS1-FS18
                                                                        --------

PART III

Item 1.  Index to Exhibits....................................................37
                                                                              --

Item 2. Description of Exhibits...............................................37
                                                                              --

Item 1.  Description of Business

         PediaNet, Inc. was incorporated in the State of New York on April 22, 1996. In December 31, 1999, PediaNet, Inc. affected a merger with
Ultraphonics-USA ("Ultraphonics"), a public, non-operating entity and Ultraphonics changed its name to PediaNet.com, Inc. ("PediaNet" or the "Company"). On January 14, 2000, PediaNet began trading on the OTCBB under the new symbol "PEDN."

         Ultraphonics was originally incorporated on April 3, 1975 under the laws of the State of Utah under the name of David Thatcher & Sons Enterprises, Inc. Thereafter, on June 4, 1979, its name was changed to Aware Products Corporation.

         In April, 1989 the Aware Products Corporation acquired 100% of the assets subject to liabilities of Ultraphonics, a Georgia corporation, changed its name to Ultraphonics and changed its State of Domicile from Utah to Georgia. Ultraphonics was engaged in the design and manufacture of a proprietary ultrasound diagnostic device for the military and industrial use. Ultraphonics discontinued operations in April 1991 and had no operating activities since that date. On November 17, 1999, the Board of Directors of Ultraphonics approved a 1 for 1000 reverse stock split and completed the merger with PediaNet.

         The Company is in its development stage and has incurred operating losses in excess of $1.3 million from its inception to December 31, 1999 including losses of $439,080, $389,017 and $511,407 for 1999, 1998 and 1997,
respectively. The Company's revenues have declined for each of the past three years. Due to its lack of revenues, accumulated operating losses and the need for additional working capital, there is no assurance that the Company's business plan will be successful or that it will be able to continue as a going concern.

         PediaNet, through its website at www.PediaNet.com is establishing itself as a primary information and interactive communications resource for pediatric health related matters for parents, guardians, children, sponsors, and medical professionals as well as the general public on a worldwide basis, based on internet solutions utilizing a proprietary pediatric software program known as Devset ("Devset").

         The Devset software was designed by a founder of the Company to serve pediatricians by enhancing their practice. Devset augments the PediaNet Website and enables visitors to the site to enjoy its benefits without any additional cost to them. In addition, the Devset software enables pediatricians and other health care professionals to track the growth and developmental milestones of children and is being upgraded to report immunizations, perform billing and gather statistical information. Devset also is designed to provide pediatric practitioners with printouts of all patient related data, as well as printouts of diagnoses and treatment in layman's language, making it easier for the patient to understand.

         PediaNet's primary focus is on expedient, internet-based delivery of up to date information. Utilizing the vast communicative power of the Internet, PediaNet provides a wide variety of interactive information and services designed to enhance the lives of children and adolescents regardless of geographic considerations. What differentiates PediaNet from most other existing medical internet sites is PediaNet's exclusive dedication of its site to pediatrics. The Company believes that the variety of services provided on its Website differentiates it from those few websites dedicated to pediatrics.

         The Company presently has six non-salaried employees, one of whom is employed full time.

         PediaNet is designed to accommodate two types of users:

Public Site:
-----------

         This site is for the public-at-large, particularly parents, children and medical students. PediaNet's concentration is on information necessary to cover the issues of children's development and medical care. All materials presented on the public site are authored by pediatric professionals. The Company believes that such authorship helps ensure the delivery of the highest caliber of pediatric information to the public. PediaNet not only links the public to medical information but provides interactive avenues of communication between parents and medical professionals. The Website is supported by portions of Devset and can be accessed directly by visitors to the Website at no additional cost.

Professional Site:
-----------------

         This site is intended for use by licensed pediatricians, medical institutions and related industries servicing the world of pediatric medicine. The foundation of the professional site is the development of a private communications network for pediatric professionals, providing them with the software tools necessary for creating a nationwide, and in the future, a worldwide informational pediatric database within PediaNet.

         PediaNet's professional site is intended for use by physicians, hospitals, medical professionals, and experts in the pediatric healthcare field, nationally and worldwide also will be used to market Devset. The Company intends to market Devset to physicians and other healthcare professionals to enhance their daily practice of pediatrics. Utilizing the power of the World Wide Web, PediaNet's professional website is designed to link pediatricians worldwide for professional education and consultation and to offer quick access to vast resources for current newsworthy releases and articles regarding pediatrics and children, including health and legal issues, and discussion groups between health professionals, medical scholars and practitioners.

Marketing Policy:
----------------

         PediaNet's marketing policy is to provide general services, free of charge, to both the public and the pediatric professional community. Historically, the Company has generated its revenues primarily from grants from sponsors. It is expected that going forward the main revenue stream will be from specialized services, such as advertising and sponsors, digital space, pediatric internet digital TV, pediatric national database subscription, instructional courses and online conferences. The Company's revenues have declined each year over the past three years and the Company currently has no significant revenue source. There can be no assurance that the Company will be successful in generating revenues as planned.

Competition:
-----------

         The online medical information and services market, like many other online markets is characterized by strong competition. There are a large number of web sites devoted to offering pediatric information or services. The Company is not aware of any website offering the variety of information and services offered on the PediaNet Website or augmented by a software system comparable to Devset.

         Because Web sites can be launched at relatively low cost, other traditional providers of pediatric services and information may choose to create an online model. Many of these companies have longer operating histories, greater brand recognition, larger customer user bases and significantly greater financial, technical and marketing resources than the Company. Failure to compete effectively with such companies will have a material adverse effect on the Company's business, financial conditions and results of operations.

Proprietary Rights:
------------------

         The Company has been granted an exclusive, worldwide license to exploit the Devset software by Dr. Melvin Koplow, the Chief Executive Officer of the Company and a Director. The Company intends to seek patent and trademark protection for Devset as soon as feasible. Currently, the Company relies primarily upon its know-how, rather than patents, to develop and maintain its competitive position.

Plans for Growth:
----------------

         In addition to internal growth, PediaNet intends to expand through acquisitions and new product development. While PediaNet has no present agreements to acquire additional companies, it intends to focus on companies that exhibit stable, aggressive growth that would complement the services offered on its website. No assurance can be given that PediaNet will be successful in its endeavors to acquire compatible companies.


Product Strategy:
----------------

         PediaNet offers unlimited Internet access to the public, at no charge, and provides the following:


Public Gateway:

Emergency Alerts: Local and national outbreaks of diseases or epidemics highlight this important site. Data from the Center for Disease Control and other professional sources regarding warnings about dangerous health related situations keeps people informed with the latest breaking health emergency information.

Pedia News: PediaNet gathers a wide array of important newsworthy releases and articles regarding children, including health and other matters and puts it quickly at interested persons' fingertips.

Disease Database: PediaNet has a comprehensive, easy to use, searchable list of known illnesses and disorders that are relevant to children and adolescents. These are referenced with pertinent information, such as common symptoms and effects, aiding in the early detection of disease.

Simple Rx Guide: The world of prescription and over the counter drugs is continually expanding with new drugs and treatments constantly being approved. This site provides a brief description of drugs, their usage and possible side effects.

Product Recalls and Alerts: Crucial information about toys, games and children's products that may be dangerous or defective can be found here. Users of this site are able to check regularly to see what products are currently being recalled and what should be done if they own one. This information is not available everywhere and is a key feature of PediaNet.

Development/Growth Chart: Through the underlying site support of a special limited version of PediaNet's Devset software program, a parent or guardian can see a child's projected development and probable growth up to age eighteen. This feature can be an valuable tool for parents sensing that their child is not properly growing physically or developmentally.

Immunization: An ever increasingly health issue for our children is receiving timely and proper immunizations. PediaNet provides a list of immunizations categorized by age, due date and the reasons for their necessity. At this site, PediaNet will inform the users of any new standards and requirements as they are established.

Product Expo: PediaNet is an online source for finding and purchasing products for children of all ages. Working in cooperation with major manufacturers and catalog companies, PediaNet offers and displays a broad array of products and services through links to participating companies. Many items to aid and assist those who are physically and mentally challenged are featured here. The Company is entitled to a portion of the revenues from products sold in this manner but has generated only nominal revenue in this manner to date.

Kidz Club Only: This area is for children. Here information, games and entertainment are available specifically for their use and exploration. While at the PediaNet site, the user's child has an opportunity to open up and develop interpersonal as well as learning skills.

Benefits to the End-user: As technology improves, and costs drop, the end-user of PediaNet can expect to:

        o   Receive medical-related, Internet broadcasts;
        o   On-demand download voice/data;
        o   Receive speeches on medical topics;
        o   Receive Internet audio broadcasts of conferences;
        o   Interactive courses;
        o   Interactive seminars;
        o   Receive full-motion video; and
        o   Access interactive applications supplied by advertisers

         These services and more are expected to be available on-demand.

Professional Gateway:

         The Company's professional site is intended for use by pediatric professionals who gain access to the site by means of a password provided to them after they have completed a professional questionnaire compiled by the Company. The Company does not independently verify the veracity or accuracy of these questionnaires.

PediaNews Pro: PediaNet gathers a wide array of important, newsworthy releases and articles regarding pediatrics and children, including health and legal issues and puts it quickly at the doctors' fingertips.

CME Corner: Offered here are various products including publications, Board Reviews, audios and videos which offer professionals required Continuing Medical Education credits.


Item 2.  Management's Discussion and Analysis or Plan of Operation

Overview

         The following is a discussion of certain factors affecting PediaNet's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with the Company's consolidated financial statements and related notes that are included herein.

         The following discussion regarding PediaNet and its business and operations contains forward- looking statements. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Results of Operations

Recapitalization
----------------

         On December 31, 1999, the Company merged with Ultraphonics-USA, Inc. and issued 10,003 shares of its preferred stock and 1,518,171 shares of its common stock in exchange for the outstanding shares of Ultraphonics-USA, Inc. The financial statements contained herein for all periods prior to December 31, 1999 are the financial statements of PediaNet, Inc. This recapitalization resulted in the Company acquiring all of the assets, net of liabilities, of Ultraphonics, with a net value of $154,538. Ultraphonics changed its name to PediaNet.com, Inc. Prior to the merger Ultraphonics was engaged in the design and manufacture of proprietary ultrasound diagnostic devices for military and industrial use. Ultraphonics had no operating history since April, 1991.

PediaNet recognizes revenues under the categories of Sponsorships and Website

         PediaNet generated revenues from sponsorship fees and Website income. The Company's sponsorship category including unrestricted educational grants received from pharmaceutical companies for the production of educational information in support of pediatric information seminars.

PediaNet plans to recognize additional revenue from design and implementation of Websites and Licensing of Devset

         PediaNet intends to derive future revenues from the design and implementation of their Pediatrics Information Directory System and will offer a number of website services to members of the Pediatrics profession. These potential revenue streams will come from offering website design of Internet home pages for Pediatricians, registration of domain addresses, setup of access service and webmaster service. In addition, the Company's aim is to license and distribute the Devset software and upgrades to Devset module. The Company expects to commence implementation of these services sometime early in the third quarter of 2000. The Company also plans to generate future revenues from digital space, pediatric internet digital TV, pediatric national database subscriptions, instructional courses and online conferences.

Year ended December 31, 1999 as compared with year ended December 31, 1998

         During the year ended December 31, 1999, the Company's total assets increased $202,746 or 85% to $441,675 as compared to $238,929 for the year ended December 31, 1998. This increase is attributable to the proceeds from an offering by Ultraphonics prior to its merger into PediaNet, Inc.

Revenue Total revenue for the Company for the year ended December 31, 1999 declined 29% to $4,500 as compared to $6,379 for the year-ended December 31, 1998. The decline was attributable to a 45% drop in revenue from website income. For the year ended December 31, 1999 the Company realized revenues of $1,000 from sponsorship fees. The prior year the Company did not generate any revenue in this category. The Company's website income was derived from advertisers. For the year ended December 31, 1999 the Company experienced a decline of 45% in website advertising revenues to $3,500 as compared to $6,379 for the year ended December 31, 1998. This loss was attributable to non-renewal of the Exceptional Parent Magazine advertising commitment for the year-ended December 31, 1999. The Company's ability to continue as a going concern is dependent upon our ability to obtain additional debt or equity financing and realize revenues from our website sufficient to cover our overhead. There can be no assurance that the Company will be successful in generating such funds, and failure to do so would have a material adverse impact on the Company's ability to continue as a going concern.

Operating Expense During the year ended December 31, 1999 the Company experienced an increase of approximately 13% in operating costs and expenses. Operating costs increased to $443,580 from $395,396 from the year ended December 31, 1998. The primary reason for the increase was an increase in cost and expenses associated with selling, general and administrative expenses, including the issuance of $89,325 of common stock in consideration for consulting services rendered in 1999 compared to $2,535 in 1998 and legal and accounting fees increased $5,295 to $15,808 in 1999 compared to $10,513 in 1998. This increase in expenses was partially offset by a reduction in royalty expense from $47,178 in 1998 to zero in 1999.

Gains or (Losses) There were no realized gains or losses for the years ended December 31, 1999. The unrealized loss of $25,000 has been recorded as a separate component of stockholder's deficiency for the year ended December 31, 1999.

Net (Loss) During the year ended December 31, 1999 the Company's net (loss) increased 13% to $439,080 as compared to $389,017 for the year ended December 31, 1998. This loss was primarily attributable to lack of significant revenue and an increase in selling, general, and administrative expenses of 13% over the prior year. As a result of additional shares outstanding, the Net (loss) per Common Share of the Company's stock,(basic and diluted) was ($0.13) in 1999, compared to ($0.12) in 1998. Prior to the merger, Ultraphonics had experienced recurring losses and negative cash flows through May 31, 1999 and, as of April 30, 1999, the Company had a stockholder deficiency of approximately $128,000 and was in default on its debt to one of the Company's shareholders in the amount of $117,795. We need to obtain additional financing to support our planned activities and to achieve a level of sales adequate to support our costs structure.

Year ended December 31, 1998 compared with year ended December 31, 1997

Revenue. Total revenue for the Company for the year ended December 31, 1998 declined 62% to $6,379 as compared to $16,720 for the year ended December 31, 1997. The decline was attributable to the Company receiving no revenue from Sponsorship fees in 1998 as compared to $10,000 in Sponsorship fees for 1997. Website revenue also decreased $341 in 1998 as compared to 1997.

Operating Expenses. Operating expenses decreased because of lower selling, general, and administrative expenses. Selling general and administrative expenses decreased $134,497 or 25% to $395,396 in 1998 as compared to $529,893 in 1997 as follows: in 1998 salaries decreased $34,517 to $8,400, professional fees decreased $37,425 to $10,513, office expenses decreased $22,696 to $10,618, and telephone expense decreased $6,681 to $3,428; in 1998 medical consulting fees were eliminated as compared to $64,800 in 1997. In 1998 royalty fees increased $42,178 to $47,178 as compared to $5,000 for 1997.

Net Loss. The net loss for 1998 decreased $112,390 or 22% to $389,017 as compared to $511,407 in 1997. The reduction in net loss was the result of lower selling, general and administrative expenses. The net loss per common share (basic and fully diluted) decreased to $(.12) in 1998 as compared to $(.16) in 1997.

Three Months Ended March 31, 2000 compared to Three Months Ended March 31, 1999

Sales. Sales decreased from $3,500 for the three months ended March 31, 1999 to $-0- for the three months ended March 31, 2000. The Company expects to commence implementation of its website services sometime early in the third quarter of 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased from $184,629 for the three months ended March 31, 1999 to $63,900 for the three months ended March 31, 2000. This decrease is primarily due to additional expenses recorded from the issuance of stock issued for services in the three months ended March 31, 1999.

Financing Costs. Financing costs increased from $-0- for the three months ended March 31, 1999 to $20,584 for the three months ended March 31, 2000. This increase is due to financing costs for warrants issued below fair market value which expire December 31, 2000.

Liquidity and Capital Resources

         As of December 31, 1999 the Company has a deficit in stockholders' equity of approximately $623,100 and is in default on its debt to one of the Company's shareholders. The Company's ability to continue as a going concern is dependant upon its ability to obtain additional debt and/or equity financing, collect on its notes receivable of $850,000, realize acquisitions and realize revenues from its website sufficient to cover its overhead.

         The Company intends to derive future revenues from the design and implementation of their Pediatrics Information Directory System and will offer a number of website services to members of the Pediatric profession. These potential revenue streams will come from offering website design of Internet home pages for Pediatricians, registration of domain addresses, setup of access service and webmaster services. In addition, the Company's aim is to license and distribute the Devset software and upgrades to Devset module. The Company expects to commence implementation of these services sometime early in the third quarter of 2000. The Company also plans to generate future revenues from digital space, pediatric internet digital TV, pediatric national database subscriptions, instructional courses and online conferences. In addition to internal growth, the Company intends to expand through acquisitions and new product development. While the Company has no present agreements to acquire additional companies, it intends to focus on companies that exhibit stable, aggressive growth that would complement the services offered on its website. There is no assurance that additional capital will be obtained, revenue stream from its website will be commercially successful or that the Company will be successful in its endeavors to acquire compatible companies.

         The Company currently does not have commitments for capital expenditures and does not expect to purchase property or equipment over the next twelve months that cannot be financed in the ordinary course of business. The Company estimates that it will require $850,000 to support its planned activities over the next twelve months. The Company currently does not have adequate cash reserves to meet its future cash requirements. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

Other Matters

Impact of Year 2000. The Company's mission critical systems have operated without interruption during 2000. Furthermore, the Company has not experienced a failure of any non-critical devices or systems. In addition, the Company has not experienced a delay from any service providers or vendors.

Item. 3  Description of Property

         The Company presently leases space at 1804 Jerome Avenue, Brooklyn, New York 11235. The Company's phone number is 718-332-3994. The present facility is slightly less than 800 square feet and serves as the Company's headquarters and technology center. The Company anticipates that it will be moving into a new facility during the second quarter of this year. The proposed new address will be 15 West End Avenue, Brooklyn, New York 11235. This facility is described as a storefront property with street level access. This new facility is approximately 1500 square feet and will serve as the corporate headquarters and technology center for the Company. The Company will be able to retain its current phone number.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of April 25, 2000, the number of shares of the Company's common stock (the "Common Stock") beneficially owned by all persons known to be holders of more than five percent (5%) of the Common Stock and by all executive officers and directors of the Company individually and as a group.

         (a)      Security Ownership of Certain Beneficial Owners

------------------------------------------------------------------------------------------------------------------------------------
Title of          Name and address                   Amount and Nature                  Percentage of
Class             of beneficial owners               of beneficial ownership            class
------------------------------------------------------------------------------------------------------------------------------------
Common Stock      The Goalkeeper*                    293,661 shares of                  5.5%
                  Group, Limited                     Common Stock
                  c/o Meridian Management
                  Impress House, Douglas
                  Isle of Mann
                  1M99 1EE
                  British Isles
------------------------------------------------------------------------------------------------------------------------------------

         *The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

         (a)      Security Ownership of Management

------------------------------------------------------------------------------------------------------------------------------------
Title of                   Name and address                            Amount and Nature
         Percentage of
Class                      of beneficial owners                        of beneficial ownership            shares outstanding
------------------------------------------------------------------------------------------------------------------------------------
Common                     Melvin Koplow, MD* **                       630,000 shares                     11.93%
Stock                      531 Huguenot Avenue
                           Staten Island, New York 10312


Common                     Steven Richter* **                          500,000 shares                     9.47%
Stock                      2226 Ralph Avenue
                           Brooklyn, New York 11234


Common                     Aleksandr Akerman*                          500,000 shares                     9.47%
Stock                      641 88th Street 3C
                           Brooklyn, New York 11228


Common                     Shlomo Carlebach*                           500,000 shares                     9.47%
Stock                      1314 Carroll Street
                           Brooklyn, New York 11231

Common                     John DeMauro* **                            375,000 shares                     7.10%
Stock                      577 Raphbun Avenue
                           Staten Island, New York 10312



Total                      All Officers & Directors                    2,505,000 shares                   47.44%
                           as a group beneficially own
------------------------------------------------------------------------------------------------------------------------------------

         *The listed beneficial owners have no rights to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
         ** Shares are beneficially held jointly with other family members.

         (c)  Change in Control

         There are no arrangements, including any pledge by any person of securities of PediaNet, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The following Table sets forth certain information regarding the executive officers and directors of PediaNet as of April 25, 2000.

--------------------------------------------------------------------------------------------------------------------------------
     Name                           Age              Title             Five Year Business Experience
     ----                           ---              -----             -----------------------------
    Melvin D. Koplow                55               CEO               Dr. Melvin Koplow has been CEO and a Director of
                                                     Director*         PediaNet since April 1996.  He has been a practicing
                                                                       pediatrician for the past 22 years and developer of
                                                                       Devset software, a pediatric growth and developmental
                                                                       tracking software program that was developed in 1984.
                                                                       His current software projects are focused on immunization
                                                                       tracking, electronic billing and pediatric resource
                                                                       information.

    Steven Richter                  57               President         Mr. Richter has served as President since November 1999
                                                     Director          and as Director of Marketing since 1996.  Mr. Richter has
                                                                       been an in wholesale consumer electronics for the past
                                                                       twenty years.

    John Lapore                     43               Secretary         Mr. Lapore has served as Corporate Secretary and Director
                                                     Director*         of PediaNet since January 2000.  In addition Mr. Lapore
                                                                       since 1989 has managed and operated an Allstate Insurance
                                                                       agency.

    Ernest Cifaldi                  39               Treasurer         Mr. Cifaldi presently has served as Corporate Treasurer of
                                                                       PediaNet since December 1999.  In addition Mr. Cifaldi
                                                                       from 1997 to date is  Senior Vice President in charge of
                                                                       Consolidation, General Ledgers and Control at Solomon
                                                                       Smith Barney and from 1995 to 1996 was Vice President
                                                                       and Controller of Information Systems for Cowan & Co..

    Aleksandr Akerman,              51               Director*         Mr. Akerman has served as Treasurer from 1996 to
                                                                       December 1999.  Mr. Akerman has a Master of Computer
                                                                       Science degree from Moscow University; he served more
                                                                       than 20 years as Deputy Director of Project Development
                                                                       for the Central Bank of U.S.S.R. Mr. Ackerman created the
                                                                       Banking Information System for Moscow Central Bank of
                                                                       the U.S.S.R.  Since 1993 he has been President of Greycourt
                                                                       Inc.

    Shlomo Carlebach                40               Director*         Mr. Carlebach has served as a Director since 1996. Mr.
                                                                       Carlebach was one of the founders of Maxum Computers, a
                                                                       computer original equipment manufacturer and since 1995
                                                                       has been Purchasing Manager at Greycourt Inc..

    John DeMauro                    61               Director*         Mr. DeMauro has served as  as a Director of PediaNet since
                                                                       1996.  In 1996 Mr. DeMauro served as an Administrator of
                                                                       the Amalgamated Lithographers Union, Local 1. From 1995
                                                                       to 1996 DeMauro was a private consultant of employee
                                                                       benefits.. Mr. DeMauro currently is employed by Greycourt
                                                                       Inc.
--------------------------------------------------------------------------------------------------------------------------------

         * Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

         The Directors of PediaNet hold no other directorship in any other reporting company. There are no family relationships among the directors or persons nominated or chosen by the Company to become a director.

Item 6. Executive Compensation

                           Summary Compensation Table
-----------------------------------------------------------------------------

                               Annual Compensation
                               -------------------
Principal Position             Year     Salary*         Bonus        Other
----------------------         ----     ------          -----        -----
Dr. Melvin D. Koplow, MD       1999     $62,500           --

Shlomo Carlebach               1999     $62,500           --

Aleksandr Akerman              1999     $62,500           --

John DeMauro                   1999     $62,500           --           **
-----------------------------------------------------------------------------

         *Amounts listed represent amounts forgiven under employment contracts which terminated during 1999. There was no annual compensation paid or owing to the officers and directors of the Company for fiscal 1999 other than as described in "Employment Agreements" below.
         ** Mr. DeMauro exercised 59,700 options to purchase Common Stock at $.01 per share and 100,000 options to purchase Common Stock at $.15 per share on January 16, 1999. These options were granted in September 1996 pursuant to an employment contract and exercised at a time when there was no market for the Company's stock and the Company had a negative net worth. See "Employment Agreements" and "Recent Sales of Unregistered Securities" below.

         As of January 1, 2000, no executive officer of the Company held any stock appreciation rights with respect to the stock of the Company. Furthermore, as of January 1, 2000, no named executive officer of the Company (as defined in SEC Regulation S-B Item 402(a)(2)) has held any stock options with respect to the stock of the Company. The authorization and/or granting of stock options to directors of the Company and to other executive officers of the Company is discussed below. See"Stock Option Agreements".

Employment Agreements

         In 1999 the employment agreements for all of the officers and Directors of the Company expired and were not renewed, provided, however, that John DeMauro, a Director, retained an option to purchase 59,700 shares of common stock at one cent ($.01) per share and an additional 100,000 shares at either ten percent (10%) of an initial public offering by the Company, at takeover price offer, any buyout price, private sale price or book value price, as defined under the terms of his employment agreement. All of these options were exercised by Mr. DeMauro on January 16, 1999. See "Recent Sales of Unregistered Securities."

Stock Option Agreements

         The Board of Directors of the Company on January 2, 2000 met and adopted a board resolution by unanimous consent to grant 15,000 options to purchase shares of the Company's common stock to the officers and Directors of the Company annually. Options were granted to the Directors and officers to purchase 15,000 shares of the Company's Common Stock at an exercise price of $1.50 per share, exercisable on or after September 1, 2000. In addition, the following individuals were granted options exercisable at $1.50 per share, all of which expire on January 2 , 2005 to purchase shares of Common Stock in the following amounts: Dr. Melvin D. Koplow, MD, Chief Executive Officer 150,000 shares; Steven Richter, President 150,000 shares; John Lapore, Secretary 40,000 shares; John DeMauro, Director 150,000 shares; and Aleksandr Akerman, Director 100,000 shares.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values



          Name          Shares acquired Value realized ($)  Number of securities       Value of unexercised in-
                        on exercise (#)                    underlying unexercised     the-money options/SARs at
                                                            options/SARs at FY-                FY-end ($)
                                                                  end (#)                    Exercisable/
                                                                Exercisable/                Unexercisable
                                                               Unexercisable

John DeMauro, Director      159,700              0                   --                           --

* Mr. DeMauro exercised 59,700 options to purchase Common Stock at $.01 per share and 100,000 options to purchase Common Stock at $.15 per share on January 16, 1999. These options were granted pursuant to an employment contract and exercised at a time when there was no market for the Company's stock and the Company had a negative net worth. See "Employment Agreements" and "Recent Sales of Unregistered Securities" below.

Item 7.  Certain Relationships and Related Transactions

         The Company presently sub-leases its facilities on a month-to-month basis from Aleksandr Akerman, a Director and shareholder who has forgiven all rent payments although he is under no obligation to continue to do so. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999 and December 31, 1998 has been credited to additional paid in capital. See "FINANCIAL STATEMENTS NOTE 8."

         On December 31, 1999 when PediaNet, Inc. merged into Ultraphonics the Company assumed a liability of a shareholder loan, in the principal amount of $43,611 which was in default at the time of the merger. In addition to the principal amount, there was accrued interest of $55,358, accruing at the rate of 12% per annum, and accrued fees and court costs amounting to $18,876 associated with this liability. See MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION- OTHER EXPENSES' AND "FINANCIAL STATEMENTS NOTE 3."

         The Company believes that the terms of the above transactions are on terms at least as favorable to the Company as could have been obtained from arms-length negotiations with unrelated third parties.

Item 8.  Description of Securities

         The authorized capital stock of PediaNet consists of 50,000,000 shares of Common Stock, par value $0.001 of which 5,248,557 are issued and outstanding as of April 25, 2000. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The holders of the shares are entitled to one vote for each share held and are entitled to dividend when, and if, declared by the Board of Directors. No dividends have ever been declared nor is there any intent to declare or pay any dividends in the foreseeable future.There are currently no preemptive rights connected with the common stock.

         The Company is also authorized to issue 10,000,000 shares of Preferred Stock, par value $0.10 per share of which 10,003 shares are issued and outstanding as of April 25, 2000. Each holder of record of Preferred Stock is entitled to convert one share of Preferred Stock into one share of Common Stock on a one to one basis. Each share of preferred stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

         PediaNet's Common Stock is currently traded on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "PEDN." As of April 20, 2000, there were approximately 342 holders of the Common Stock. The Company is presently not required to file reports with the SEC pursuant to the Exchange Act. However, under the OTC Eligibility Rule, effective January 4, 1999, companies whose securities are quoted on the OTCBB are required to file periodic reports with the SEC to continue quoting their securities (the "Eligibility Rule"). In order to comply with the Eligibility Rule, most companies will register their securities under the Exchange Act on Form 10 or (Form 10-SB if a small business issuer, as is the case with PediaNet). The Eligibility Rule currently provides that an issuer reach "no comment" status prior to its scheduled phase-in date in order to avoid being delisted. PediaNet's scheduled phase-in date is May 3, 2000. No assurances can be given that PediaNet's Form 10-SB filing will be effective in time to sustain an active public trading market.

         The following table sets forth the range of the high and low closing bid prices per share of PediaNet's Common Stock during each of the calendar quarters identified below. These bid prices were obtained from the Standard & Poor's Comstock, and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

         The high and low bid sales prices for the equity for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included are as follows:

----------------------------------------------------------------------------------------------------------------------------------
Year     Quarter       High Bid     Low Bid                   Year     Quarter       High Bid         Low Bid
1998     1st*          N/A          N/A                       1999     1st*          N/A              N/A
1998     2nd*          N/A          N/A                       1999     2nd*          N/A              N/A
1998     3rd*          N/A          N/A                       1999     3rd*          N/A              N/A
1998     4th*          N/A          N/A                       1999     4th           0.625            0.25
----------------------------------------------------------------------------------------------------------------------------------

* Prior to the merger Ultraphonics securities were inactive until December 13, 1999, when trading resumed under the symbol ULPC. Following the merger and a change in the stock symbol to PEDN to reflect the new merged Company, PediaNet began trading on the Over-the-Counter Bulletin Board under the new symbol on January 11 of 2000.

Item 2. Legal Proceedings

        The Company is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

Item 3. Changes in and Disagreements with Accountants

(a) Previous independent accountants

        (i) As a result of the Merger, on December 30, 1999, the Registrant dismissed Bernard Lipton, CPA (formerly accountant to PediaNet, Inc.) as its independent accountant.

        (ii) the reports of Bernard Lipton, CPA on the consolidated financial statements for the past two fiscal years ended December 31, 1999 and December 31, 1998 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

        (iii) The Registrant's Board of Directors participated in and approved the decision to change independent accountants.

        (iv) In connection with its audits for the two most recent fiscal years ended December 31, 1999 and December 31, 1998 and through April 20, 2000, there have been no disagreements with Bernard Lipton, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Bernard Lipton, CPA would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

        (v) The Registrant has requested that Bernard Lipton, CPA furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.

(b) New independent accountants

        (i) The Registrant retained Weiner, Goodman & Company, P.C. (prior accountants of Ultraphonics) as its new independent accountants as of January 1, 2000. During the two most recent fiscal years ended December 31, 1999 and December 31, 1998 and through April 20, 2000, the Registrant has not consulted with Weiner, Goodman & Company, P.C. on items which (1) were or should have been subject to SAS 50 or (2) concerned the subject matter of a disagreement or reportable event with the former auditor. The Registrant authorized Bernard Lipton, CPA to respond to any and all inquiries of the successor accountant.

Item 4. Recent Sales of Unregistered Securities

        On December 28, 1999, Ultraphonics closed on a private placement deal pursuant to Rule 504 of Regulation D to a limited number of "accredited investors"in which Ultraphonics raised $1,000,000 in a combination of cash, promissory notes and shares of stock as a condition to completing a merger with PediaNet, Inc. Pursuant to the offering, Ultraphonics sold a total of (i) 900,000 shares of common stock at $0.22 per share or $198,000; (ii) 410,000 one-year warrants to purchase shares of its common stock at $0.01 per warrant at an exercise price of $0.01 or $8,200; and (iii) $793,800 principal amount of its one year 10% convertible promissory notes (the "Convertible notes") for a total of $1,000,000. At closing, Ultraphonics received $100,000 in cash, $50,000 in marketable securities and $850,000 in unsecured six-month 10% promissory notes (the "Investor Notes").

        The Investor Notes are callable by the Company in 25% increments under certain conditions.

        The Convertible Note is convertible into 529,200 shares of the Company's Common Stock. Interest is payable on December 28, 1999, the due date.

        The proceeds to Ultraphonics, were used for working capital for the Company after the merger with PediaNet, Inc.

        In January 2, 1999, the Company issued 59,550 shares to outside consultants in consideration for services rendered valued at $89,325.

        On January 16, 1999, PediaNet, Inc. issued 59,700 shares of common stock to John DeMauro, a Director, upon the exercise of an option granted in September 1996 at an exercise price of $.01 per share or $597 and 100,000 shares of common stock upon the exercise of an option granted in September 1996 at an exercise price of $.15 per share or $15,000.

        In September 1999, the Company issued 44,000 shares of common stock at $1.50 per share for a total consideration of $66,000 to two unrelated "accredited" investors.

        On December 31, 1999,Ultraphonics issued 3,730,386 shares of its common stock in exchange for all of the outstanding shares of PediaNet, Inc.

Item 5. Indemnification of Directors and Officers

        The Company, may by virtue of section 722 of the Georgia Business Corporation Law ("GBCL"), indemnify any person made a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director of officer of the corporation, against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation under section 717 or section 715(h), respectively, of the GBCL. Such indemnification shall in no case include amounts paid in settling or otherwise disposing of threatened action, or a pending action with or without court approval, or expenses incurred in defending a threatened action, or a pending action with or without court approval, or expenses incurred in defending a threatened action, or a pending action which is settled or otherwise disposed of without court approval. The comprehensive statutory provisions for indemnification of officers and directors sets forth the public policy of the state as to this matter, and no provision to the contrary, whether found in the certificate of incorporation, by-laws, shareholders' or directors' resolution, agreement, or court order is valid "unless consistent" with the GBCL.

         The Company is obligated under its bylaws to indemnify its directors, officers and other persons who have acted as representatives of the Company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the Company has received an opinion from independent counsel that such person was not so derelict.

         The Company's indemnification obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act. Insofar as the Company may otherwise be permitted to indemnify its directors, officers and controlling persons against liabilities arising under the Securities Act or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     Part FS
                               PEDIANET.com, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                           PAGE
                                                           ----

Independent Auditors' Report                            FS2 - FS3.1

Financial Statements:

  Balance Sheets,
   March 31, 2000 (Unaudited)
   December 31, 1999 and 1998                              FS4

  Statement of Operations, Three Months
   Ended March 31, 2000 and 1999
   (Unaudited), Years Ended
   December 31, 1999, 1998 and 1997                        FS5

  Statement of Stockholders'
   (Deficiency) for the periods ended
   March 31, 2000 (Unaudited), December
   31, 1999, 1998 and 1997                                 FS6

  Statement of Cash Flows, for the
   Three Months Ended March 31, 2000
   and 1999 (Unaudited), and the Years
   Ended December 31, 1999, 1998 and 1997               FS7 - FS8

Notes to Financial Statements                           FS9 - FS18








                                       FS1

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
PediaNet.com, Inc.


We have audited the accompanying balance sheets of PediaNet.com, Inc. (the "Company") as of December 31, 1999 and the related statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion of these financial statements based on our audit. We did not audit the 1998 and 1997 financial statements. These statements were audited by other auditors whose report dated June 15, 1999, except for Notes 6 and 7 as to which the date is February 24, 2000 has been furnished to us.

In our previous report, dated February 28, 2000, on the 1999 financial statements, officers' compensation was accrued and included in accrued expenses. During 1999, the accrued compensation was forgiven. The financial statements have reflected this change and is fully disclosed in Note 7.

In our previous report, dated May 18, 2000, on the 1999 financial statements, notes receivable was offset against the note payable. The Company does not intend to offset the two obligations. The Company has recorded the note payable and has offset the note receivable against stockholders equity until the note has been paid. The financial statements have reflected this change and is fully disclosed in Note 5.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                                       FS2

In our opinion, based on our audit and the report of other auditors, such financial statements present fairly, in all material respects, the financial position of PediaNet.com, Inc. as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully explained in Note 2 of Notes to Financial Statements, the Company needs to obtain additional financing to fulfill its activities and achieve a level of sales adequate to support its cost structure. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Managements' plans are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.




WIENER, GOODMAN & COMPANY, P.C.
Certified Public Accountants
Eatontown, New Jersey

February 28, 2000, except for Notes 7, 11 and 12, as to which the date is May 18, 2000 and Note 5 as to which the date is June 7, 2000.


                                       FS3

                          Independent Auditor's Report

          To The Board of Directors and shareholders of Pedianet, Inc.

         We have audited the accompanying balance sheet of Pedianet, Inc. as of December 31, 1997 and December 31, 1998, and the related statements of operations, stockholders equity, and cash flows for the years than ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pedianet, Inc as of December 31, 1997, and December 31, 1998, and the results of its operations and its case law for the years then ended in conformity with generally accepted accounting principals.




                               /s/ Bernard Lipton
                               ------------------

                               Bernard Lipton
                               Certified Public Accountant
                               760 Jerricho Turnpike
                               Westbury, New York 11590
                               June l5, 1999 except for Notes 6 and 7 which are dated February 4, 2000






                                     FS 3.1

                           PEDIANET.com, INC
                            BALANCE SHEETS

                                     ASSETS

                                                                      March 31, 2000                   December 31,
                                                                        (Unaudited)               1999              1998
                                                                      --------------           ---------          ---------
Current Assets:
    Cash and cash equivalents                                            $ 108,886             $ 151,687          $    (107)
    Marketable securities                                                    3,750                25,000                  -
    Accounts receivable-shareholder                                              -                25,000                  -
    Deferred financing costs                                                61,751                82,335                  -
                                                                         ---------             ---------          ---------

       Total Current Assets                                                174,387               284,022               (107)

Property, furniture and equipment - net                                    137,346               157,653            239,036
Other assets                                                                 4,800                     -                  -
                                                                         ---------             ---------          ---------

       TOTAL ASSETS                                                      $ 316,533             $ 441,675          $ 238,929
                                                                         =========             =========          =========

              LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current Liabilities:
    Accounts payable                                                      $ 59,076             $ 129,864          $ 117,972
    Accrued expenses                                                        99,530                92,530            451,367
    Note payable                                                           793,800               793,800                  -
    Loans payable-related parties                                           45,111                48,611              6,500
                                                                         ---------             ---------          ---------

       Total Liabilities                                                   997,517             1,064,805            575,839
                                                                         ---------             ---------          ---------

Commitments and Contingencies

Stockholders' (Deficiency):
    Preferred stock, par value $.10
       per share, 10,000,000 shares authorized;
       outstanding 10,003 shares                                             1,000                 1,000                  -
    Common stock, par value $.001 per share,
       50,000,000 shares authorized;
       outstanding 5,279,896, 5,248,557
       and 3,467,136 shares                                                  5,280                 5,249              3,467
    Additional paid-in capital                                           1,884,030             1,836,883            811,805
    Cumulative and other comprehensive (loss)                              (46,250)              (25,000)                 -
    Note receivable-subscription agreement                                (850,000)             (850,000)                 -
    Deficit                                                             (1,675,044)           (1,591,262)        (1,152,182)
                                                                         ---------             ---------          ---------
       Total Stockholders' (Deficiency)                                   (680,984)             (623,130)          (336,910)
                                                                         ---------             ---------          ---------

       TOTAL LIABILITIES AND
          STOCKHOLDERS' (DEFICIENCY)                                     $ 316,533             $ 441,675          $ 238,929
                                                                         =========             =========          =========

                       See notes to financial statements

                                      FS4

                                PEDIANET.com, INC
                            STATEMENTS OF OPERATIONS

                                             Three Months Ended                               Year Ended
                                                  March 31,                                   December 31,
                                      ----------------------------        -----------------------------------------------
                                         2000               1999             1999                1998              1997
                                      ---------          ---------        ----------          ---------         ---------
Revenue:
     Sponsorship fees                 $       -          $       -        $    1,000          $       -         $  10,000
     Website income                           -              3,500             3,500              6,379             6,720
                                      ---------          ---------        ----------          ---------         ---------

         Total Revenue                        -              3,500             4,500              6,379            16,720

Cost and Expenses:
     Selling, general
      and administrative                 84,484            184,629           443,580            395,396           529,893
                                      ---------          ---------        ----------          ---------         ---------

Loss from operations                    (84,484)          (181,129)         (439,080)          (389,017)         (513,173)

Other income
     Interest income                        702                  -                 -                  -             1,766
                                      ---------          ---------        ----------          ---------         ---------

Net (loss)                            $ (83,782)         $(181,129)       $ (439,080)         $(389,017)        $(511,407)
                                      =========          =========        ==========          =========         =========


Net (loss) per common
     share basic and diluted          $   (0.02)         $   (0.05)       $    (0.13)         $   (0.12)        $   (0.16)
                                      =========          =========        ==========          =========         =========

Weighted average of common
     shares outstanding
     basic and diluted                5,248,557          3,686,386         3,538,986          3,345,220         3,229,597
                                      =========         ==========        ==========          =========         =========

                        See notes to financial sttements

                                      FS5

                                PEDIANET.com, INC
                    STATEMENTS OF STOCKHOLDERS' (DEFICIENCY)

                                                                                           Other          Note Receivable
                                                      Comprehensive                    Comprehensive        Subscription
                                          Total           (loss)           Deficit         (loss)             Agreement
                                        ---------     -------------     -----------    -------------       --------------
Balance December 31, 1996               $ 471,293                       $  (251,758)     $       -           $       -
     Sale of common stock
      (at $1.4476 per share)               69,001
     Issuance of common stock
      for services rendered
      (at $.2736 per share)                15,820
     Forgiveness of rent
      obligation                            2,400
     Net (loss)                          (511,407)                         (511,407)
                                        ----------------------------------------------------------------------------------
Balance, December 31, 1997                 47,107                          (763,165)             -
     Exercise of stock options                 65
     Issuance of common stock
      for services rendered
     (at $.0159 per share)                  2,535
     Forgiveness of rent
      obligation                            2,400
     Net (loss)                          (389,017)                         (389,017)
                                        ----------------------------------------------------------------------------------
Balance, December 31, 1998               (336,910)                       (1,152,182)             -
     Sale of common stock
      (at $1.50 per share)                 66,000
     Issuance of common stock
      for services (at $1.50
      per share)                           89,325
     Forgiveness of rent
      obligation                            2,400
     Exercise of stock options             15,597
     Issuance of stock in
      connection with reverse
      acquisition                         154,538
     Forgiveness of officers
      salaries                            675,000
     Note receivable-
      subscription agreement             (850,000)                                                            (850,000)
     Net unrealized loss on
      marketable security                 (25,000)      $ (25,000)                         (25,000)
     Shareholder contribution              25,000
     Net (loss)                          (439,080)       (439,080)         (439,080)
                                                        ---------
                                                        $(464,080)
                                        ---------       =========       ----------------------------------------------
Balance, December 31, 1999               (623,130)                       (1,591,262)       (25,000)           (850,000)
     Conversion of accounts
      payable to common stock              47,178
     Net unrealized loss on
      marketable security                 (21,250)      $ (21,250)                         (21,250)
     Net (loss)                           (83,782)        (83,782)          (83,782)
                                                        ---------
                                                        $(105,032)
                                        ---------       =========       ----------------------------------------------
Balance, March 31, 2000                 $(680,984)                      $(1,675,044)     $ (46,250)          $(850,000)
                                        =========                       ===========      =========           =========

                                                Preferred Stock                       Common Stock
                                                ---------------                       ------------                      Additional
                                             Shares            Par                Shares           Par                   Paid-In
                                           Outstanding        Value            Outstanding        Value                  Capital
                                           -----------       -------           -----------       -------                ---------
Balance December 31, 1996                         -          $    -             3,198,050        $3,198                 $ 719,853
     Sale of common stock
      (at $1.4476 per share)                                                       47,666            48                    68,953
     Issuance of common stock
      for services rendered
      (at $.2736 per share)                                                        57,820            58                    15,762
     Forgiveness of rent
      obligation                                                                                                            2,400
     Net (loss)
                                             ------------------------------------------------------------------------------------
Balance, December 31, 1997                                                      3,303,536         3,304                   806,968
     Exercise of stock options                                                     65,300            65                         -
     Issuance of common stock
      for services rendered
     (at $.0159 per share)                                                         98,300            98                     2,437
     Forgiveness of rent
      obligation                                                                                                            2,400
     Net (loss)                                   -
                                             ------------------------------------------------------------------------------------
Balance, December 31, 1998                        -               -             3,467,136         3,467                   811,805
     Sale of common stock
      (at $1.50 per share)                                                         44,000            44                    65,956
     Issuance of common stock
      for services (at $1.50
      per share)                                                                   59,550            60                    89,265
     Forgiveness of rent
      obligation                                                                                                            2,400
     Exercise of stock options                                                    159,700           160                    15,437
     Issuance of stock in
      connection with reverse
      acquisition                            10,003           1,000             1,518,171         1,518                   152,020
     Forgiveness of officers
      salaries                                                                                                            675,000
     Note receivable-
      subscription agreement
     Net unrealized loss on
      marketable security
     Shareholder contribution                                                                                              25,000
     Net (loss)


                                             ------------------------------------------------------------------------------------
Balance, December 31, 1999                   10,003           1,000             5,248,557         5,249                 1,836,883
     Conversion of accounts
      payable to common stock                                                      31,339            31                    47,147
     Net unrealized loss on
      marketable security
     Net (loss)

                                             ------------------------------------------------------------------------------------
Balance, March 31, 2000                      10,003          $1,000             5,279,896        $5,280               $ 1,884,030
                                             ======          ======             =========        ======               ===========

                       See notes to financial statements

                                      FS6

                             PEDIANET.com, INC
                         STATEMENTS OF CASH FLOWS

                                                     Three Months Ended                               Year Ended
                                                         March 31,                                   December 31,
                                               ----------------------------        -----------------------------------------------
                                                  2000               1999             1999                1998              1997
                                               ---------          ---------        ----------          ---------         ---------
                                                       (Unaudited)
Cash flows from operating activities:
  Net (loss)                                   $ (83,782)        $(181,129)       $ (439,080)         $ (389,017)        $ (511,407)

    Adjustments to reconcile net
      loss to cash used in operating
      activities:
        Non-cash compensation for services             -            89,925            91,725               5,000             18,220
        Depreciation                                 853               891             3,562               3,410              5,684
        Amortization                              19,455            19,455            77,821              77,821             77,821

    Changes in operating assets and
      liabilities:
        Decrease in accounts receivable           25,000                 -                 -                   -                  -
        Decrease in deferred financing costs      20,584
        Decrease in advances                           -                 -                 -                   -             20,000
        Increase (decrease) in other assets       (4,800)                -                 -                   -                  -
        Increase in accounts
         payable and accrued expenses            (16,611)           54,841           237,669             286,904            272,452
        Decrease in officers'
         compensation payable                          -                 -                 -                   -           (181,687)
                                               ---------         ---------        ----------          ----------         ----------

        Net Cash (Used in)
         Operating Activities                    (39,301)          (16,017)          (28,303)            (15,882)          (298,917)
                                               ---------         ---------        ----------          ----------         ----------

Cash flows from investing activities:
  Computer software costs                              -                 -                 -                   -           (103,196)
  Cash acquired from acquisition                       -                 -           100,000                   -                  -
                                               ---------         ---------        ----------          ----------         ----------

          Net Cash Provided by (Used in)
           Investing Activities                        -                 -           100,000                   -           (103,196)
                                               ---------         ---------        ----------          ----------         ----------

                                                                                                                     (Continued)

                     See notes to financial statements

                                       FS7

                             PEDIANET.com, INC
                         STATEMENTS OF CASH FLOWS   (Continued)

                                                     Three Months Ended                               Year Ended
                                                         March 31,                                   December 31,
                                               ----------------------------        -----------------------------------------------
                                                  2000               1999             1999                1998              1997
                                               ---------          ---------        ----------          ---------         ---------
                                                       (Unaudited)

Cash flows from financing activities:
     Proceeds from sale of common stock                -                  -            66,000                  -             69,001
     Proceeds from loans payable                       -              1,500                 -              5,500            (16,764)
     Payments on loans                            (3,500)            (1,500)           (1,500)                 -                  -
     Proceeds from exercise of stock options           -             15,000            15,597                  -                  -
                                               ---------           --------         ---------             ------           --------
             Net Cash Provided by Financing
              Activities                          (3,500)            15,000            80,097              5,500             52,237
                                               ---------           --------         ---------             ------           --------

Net increase (decrease) in cash and
     cash equivalents                            (42,801)            (1,017)          151,794            (10,382)          (349,876)

Cash and cash equivalents - beginning of year    151,687               (107)             (107)            10,275            360,151
                                               ---------           --------         ---------             ------           --------

Cash and cash equivalents - end of year        $ 108,886           $ (1,124)        $ 151,687             $ (107)          $ 10,275
                                               =========           ========         =========             ======           ========


Supplementary information:
     Non-cash investing activities
      (acquisition):
         Fair value of assets acquired-
          net of cash acquired                                                      $ 982,335
         Liabilities assumed                                                          927,797
                                                                                    ---------

         Assets acquired net of cash                                                $  54,538
                                                                                    =========


Conversion of accounts payable to
 common stock                                  $  47,178
                                               =========

Forgiveness of officers salaries                                                    $ 675,000
                                                                                    =========

                        See notes to financial statements

                                       FS8

                               PEDIANET.com, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization

    PediaNet.com, Inc (the "Company") formerly Ultraphonics-USA Inc ("Ultraphonics"), was engaged in the design and manufacture of proprietary ultrasound diagnostic devices for military and industrial use. Ultraphonics discontinued operations in 1991. On December 31, 1999, Ultraphonics merged with PediaNet, Inc. and changed its name to PediaNet.com, Inc. The Company currently operates a website, PediaNet.com, as a primary information and interactive communication resource for pediatric health related matters for professionals as well as the general public on a worldwide basis.

    Use of Estimates

    The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Marketable Securities

    The Company classifies its investment in equity securities as "available for sale", and accordingly, reflects unrealized losses, net of deferred taxes, as a separate component of stockholders' deficiency.

    The fair values of marketable securities are estimated based on quoted market prices. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

    Concentration of Credit Risk

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments which quality financial institutions and, by policy, limits the amount of credit exposure with any on financial institution.

    Revenue Recognition

    Sponsorship revenues received by the Company are unrestricted educational grants received from pharmaceutical companies for the production of educational information in support of pediatric information services.

    Website income is derived from advertisers.


                                       FS9

    Depreciation

    Property, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

    Computer Software Costs

    In 1999 the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Cost of Computer Software Development or Obtained for Internal Use". This statement requires capitalization of certain costs incurred in the development of internal use software. Adaptation of the provisions of this statement did not have a material effect on the financial statement of the Company.

    Stock-Based Compensation

    Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. The Company has adopted the disclosure-only provisions of SFAS No. 123.

    Earnings Per Common Share

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which requires companies to present basic earnings per share ("EPS") and diluted earnings per share instead of the primary and fully diluted EPS that was required. The new standard requires additional information disclosures and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

    Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common and potential common shares during the year. Potential common shares relate to 410,000 outstanding stock warrants and 529,200 shares that are convertible in lieu of payment on the Company's note payable at December 31, 1999. These potential common shares were excluded from the computation of loss per share as the effect is antidilutive.

    Evaluation of Long-Lived Assets

    Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits on long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. As of December 31, 1999 management concluded that no valuation allowance was required.

                                      FS10

    Fair Value of Financial Instruments

    For financial instruments including notes receivable, loans payable, short term debt, accounts payable and accrued expenses it was assumed that the carrying values approximated fair value because of their short-term maturities.

    Unaudited Interim Financial Statements

    The financial statements as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results of the interim period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year.

2.  BASIS OF PRESENTATION

    The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

    As of December 31, 1999 the Company has a deficit in stockholders' equity of approximately $623,100 and is in default on its debt to one of the Company's shareholders.

    The Company's ability to continue as a going concern is dependant upon its ability to obtain additional debt and/or equity financing, collect on its notes receivable of $850,000, realize acquisitions and realize revenues from its website sufficient to cover its overhead.

    The Company intends to derive future revenues from the design and implementation of their Pediatrics Information Directory System and will offer a number of website services to members of the Pediatric profession. These potential revenue streams will come from offering website design of Internet home pages for Pediatricians, registration of domain addresses, setup of access service and webmaster services. In addition, the Company's aim is to license and distribute the Devset software and upgrades to Devset module. The Company expects to commence implementation of these services sometime early in the third quarter of 2000. The Company also plans to generate future revenues from digital space, pediatric internet digital TV, pediatric national database subscriptions, instructional courses and online conferences.

    In addition to internal growth, the Company intends to expand through acquisitions and new product development. While the Company has no present agreements to acquire additional companies, it intends to focus on companies that exhibit stable, aggressive growth that would complement the services offered on its website.

    There is no assurance that additional capital will be obtained, revenue stream from its website will be commercially successful or that the Company will be successful in its endeavors to acquire compatible companies.

                                      FS11

    The Company currently does not have commitments for capital expenditures and does not expect to purchase property or equipment over the next twelve months that cannot be financed in the ordinary course of business. The Company estimates that it will require $850,000 to support its planned activities over the next twelve months.

    The Company currently does not have adequate cash reserves to meet its future cash requirements. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

    The financial statements do not include any adjustments relative to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.  RECAPITALIZATION

    On December 31, 1999 the Company merged with Ultraphonics-USA, Inc and issued 10,003 shares of its preferred stock and 1,518,171 shares of its common stock in exchange for the outstanding shares of Ultraphonics-USA, Inc. In connection with the share exchange the Company acquired the assets net of liabilities of Ultraphonics-USA, Inc with a net book value of $154,538. For accounting purposes, the merger has been treated as a recapitalization of PediaNet, Inc as the accounting acquirer. The historical financial statements prior to December 31, 1999 are those of PediaNet Inc.

    The financial statements include the Statements of Operations of the Company, exclusive of Ultraphonics, for the three year ended December 31, 1999. The assets acquired by the Company included the following at December 31, 1999:

                   Cash                           $  100,000
                   Marketable securities              50,000
                   Notes receivable-
                    shareholders                     850,000
                   Prepaid interest                   82,335
                                                  ----------
                   Assets acquired                 1,082,335
                   Liabilities assumed               927,797
                                                  ----------
                                                  $  154,538
                                                  ==========


                                      FS12

4.  MARKETABLE SECURITIES

                                            Estimated      Gross         Gross
                                              Fair      Unrealized    Unrealized
                                  Cost       Value        Gains         Losses
                                  ----      ---------   ----------    ----------
March 31, 2000:
  Marketable securities-
   current:
   20,000 shares of common
   stock of Retail
   Entertainment Group
Inc. @ 1.25 per share           $ 50,000    $  3,750      $  -0-       $ 46,250
                                ========    ========      ======       ========

December 31, 1999:
  Marketable securities-
   current:
   20,000 shares of common
   stock of Retail
   Entertainment Group
   Inc. @ 1.25 per share        $ 50,000    $ 25,000      $  -0-       $ 25,000
                                ========    ========      ======       ========


    There were no realized gains or losses for the years ended December 31, 1999.

    The unrealized loss of $25,000 has been personally guaranteed by a shareholder of the Company and has been recorded as a contribution to the Company and is included in accounts receivable - shareholder on the Company's balance sheet at December 31, 1999. An unrealized loss of $25,000 has been recorded for the year ended December 31, 1999.

5.  NOTES RECEIVABLE/NOTES PAYABLE

    As part of the recapitalization with Ultraphonics, the Company assumed the subscription agreement in connection with a private placement of Ultraphonic's common stock in December 1999. In connection with the $1 million financing under Rule 504 of Regulation D of the Securities Act of 1933, Ultraphonics offered (i) 900,000 shares of Ultraphonic common stock at $.22 per share; (ii) $793,800 of Ultraphonic's one year, 10% convertible promissory notes which are convertible into shares of common stock at $1.50 per share and (iii) 410,000 warrants at $.01 per warrant, each warrant exercisable at $.01 per share. Ultraphonics received $100,000 in cash, $50,000 in marketable securities and received a note receivable in the amount of $850,000, bearing interest at 10%, due June 28, 2000.

    The convertible note payable of $793,000 is due December 28, 2000. Interest is payable on the due date and thereafter until the obligation is discharged. The note is convertible into 529,200 of the Company's common stock at the option of the holder.

    The note receivable and note payable are obligations of the same related party. At December 31, 1999 the Company did not offset the note receivable against the note payable as it is not the intention of the Company to offset the two obligations at maturity. The Company has offset the note receivable-subscription agreement of $850,000 against stockholder's equity until the note has been paid.


                                      FS13

6.  PROPERTY, FURNITURE AND EQUIPMENT

                                                       December 31,
                                March 31,       ------------------------
                                  2000            1999            1998
                               -----------      --------        --------
                               (Unaudited)
    Furniture and
     equipment                  $ 18,945        $ 18,945        $ 18,945
    Software (1)                 389,107         389,107         389,107
                                --------        --------        --------
                                 408,052         408,052         408,052
    Less accumulated
     depreciation                270,706         250,399         169,016
                                -------         --------        --------
                                $137,346        $157,653        $239,036
                                ========        ========        ========

    Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was $81,383, $81,231 and $83,505, respectively.

    (1) Software costs consist of software purchased from an officer/director for 200,000 shares of the Company's common stock valued at $200,000 during 1996. During 1997, the Company incurred an additional $189,107 in software costs associated with the development of their website.

7.  ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                       December 31,
                                March 31,       ------------------------
                                  2000            1999            1998
                               -----------      --------        --------
                               (Unaudited)
    Accrued interest and
     court costs                 $77,530        $ 76,572          $    -
    Accrued expense-misc.              -             958           1,367
    Accrued compensation
     expense (1)                       -               -         450,000
    Other accrued
     expenses                     22,000          15,000               -
                                 -------        --------        --------
                                 $99,530        $ 92,530        $451,367
                                 =======        ========        ========

    (1) This amount reflects the annual compensation expense for the officers and directors of the Company. In 1999, the officers and directors forgave compensation in the amount of $675,000 and the Company recorded the forgiveness as a contribution to additional paid-in-capital.



                                      FS14

8.  RELATED PARTY TRANSACTIONS

    (a) Loans payable to related parties consists of:

                                                         December 31,
                                  March 31,       ------------------------
                                    2000            1999            1998
                                 -----------      --------        --------
                                 (Unaudited)
    Due to Directors               $ 1,500         $ 5,000         $ 6,500
    Shareholder loans acquired
     through merger (see Note 3
     of Notes to Financial
     Statements)                    43,611          43,611               -
                                   -------         -------         -------

                                   $45,111         $48,611         $ 6,500
                                   =======         =======         =======

    The shareholder loan bears interest at 12% per annum. There is no accrued interest on the loans from the directors.

    (b) The Company sub-leases its facilities on a month-to-month basis from a shareholder who has forgiven all rent payments. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999, 1998 and 1997 has been credited to additional paid in capital.

9.  STOCK BASED COMPENSATION

    In 1999, the Company issued 59,550 shares of common stock for consulting services rendered. The Company valued these shares at $1.50 per share and recorded additional compensation expense of $89,325, which is included in selling, general and administrative costs in the Statement of Operations.

10. INCOME TAXES

    The Company has a net operating loss ("NOL") carryforward of approximately $1,591,000 for tax reporting purposes expiring in the years 1999 through 2012. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" (SFAS 1109) as the realization of deferred tax benefit is not more than likely.

    The Tax Reform Act of 1986 provided for limitation of the use of NOL carryforwards, following certain ownership changes. Under such circumstances, the potential benefits from utilization of tax carryforward may be substantially limited or reduced on an annual basis.

    There is no provision for income taxes during the years ended April 30, 1999 and 1998 as the Company had no taxable income due to net operating losses.


                                      FS15

    A reconciliation of taxes on income at the federal statutory rate to amounts provided is as follows:

                                    Three Months
                                       Ended                  Year Ended
                                      March 31,               December 31,
                                 -----------------         ------------------
                                 2000         1999         1999          1998
                                 ----         ----         ----          ----
    Tax benefit computed            (Unaudited)
     at the Federal
     statutory rate           $(33,515)    $(72,450)    $(175,630)    $(155,600)
    Increase in taxes
     resulting from:
      Effect of unused
       tax losses               33,515       72,450       175,630       155,600
                              --------     --------     ---------     ---------
                              $      -     $      -     $       -     $       -
                              ========     ========     =========     =========

    The temporary differences between the tax basis of assets and the financial reporting amount that give rise to the deferred tax assets and their reported tax effect are as follows:

                                                                          December 31,
                             March 31,                                    ------------
                               2000                            1999                             1998
                               ----                            ----                             ----
                   Temporary            Tax         Temporary          Tax          Temporary           Tax
                   Difference         Effect        Difference        Effect        Difference        Effect
                   ----------         ------        ----------        ------        ----------        ------
                            (Unaudited)
Net operating
 loss carry-
 forward          $ 1,675,044       $ 670,017      $ 1,591,000      $ 636,400      $ 1,152,200      $ 460,880

Valuation
 allowance        $(1,675,044)      $(670,017)      (1,591,000)      (636,400)      (1,152,200)      (460,880)
                  -----------       ---------      -----------      ---------      -----------      ---------
                  $         -       $       -      $         -      $       -      $         -      $       -
                  ===========       =========      ===========      =========      ===========      =========

11. STOCK OPTIONS AND WARRANTS

    The Company has adopted the disclosure only provision of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

    The Company grants stock options and warrants as follows:

    (a) The Company has established the 1997 Non-Statutory Stock Option Plan, (The Plan), a non-qualified plan. The purpose of the Plan is to provide a method whereby employees, officers, directors, and consultants of the Company may acquire a proprietary interest in the Company through the purchase of shares of common stock. Options may be granted at prices not equal to the fair market value of the common stock at the date of the grant. The Company has reserved 1,000,000 shares of common stock under the plan.

    (b) John DeMauro, a director of the Company, received, as part of his employment agreement dated October 8, 1996, an option to purchase 125,000 shares of common stock at one cent ($.01) per share and an additional 100,000 shares at either ten percent (10%) of an initial public offering by the Company, a take over price offer, any buy-out price, private sale price or book value price, as defined under the terms of the agreement.


                                      FS16

    (c) 410,000 warrants were sold by Ultraphonics prior to the acquisition for $8,200 in connection with financing received by Ultraphonics and expire December 31, 2000. The warrants are exercisable at $.01 which was below market value at the date of the sale, which resulted in additional interest expense of $86,100. The Company expensed $3,765 for the year ended December 31, 1999 and deferred financing costs of $82,335 is included in the Company's balance sheet at December 31, 1999. Financing costs in the estimated amount of $82,335 will be expensed during the year ended December 31, 2000.

    (d) In January 2000, the Board of Directors authorized the issuance to the officers and directors of the Company 590,000 options to purchase shares of the Company's common stock at an exercise price of $1.50 (the fair market value at the date of issuance).


    Information regarding the Company's stock warrants for the year ending December 31, 1999, 1998 and 1997 are as follows:


                                            1999                            1998                               1997
                                   ---------------------            --------------------            --------------------
                                                Weighted                        Weighted                        Weighted
                                                 Average                        Average                          Average
                                                Exercise                        Exercise                        Exercise
                                     Shares       Price              Shares      Price               Shares       Price
                                   ---------    --------            --------    --------            -------     --------
Options and warrants
 outstanding beginning
 of year                            159,700       $.10              225,000      $.07               225,000       $.07

Warrants acquired                   410,000        .01                 -            -                     -          -
Options exercised                  (159,700)      $.10              (65,300)      .01
                                   --------                         -------                         -------

Options and Warrants
 outstanding end
 of year                            410,000       $.01              159,700      $.10               225,000       $.07
                                   ========                         =======                         =======

Warrant price range
 at end of year                                  $ .01                          $ .10                            $ .07

Options and Warrants
 available for grant
 at end of year                     775,000                         775,000                         775,000


    The following table summarizes information about fixed price stock warrants outstanding at December 31, 1999:

                                          Weighted
                                           Average       Weighted                             Weighted
    Range at            Number            Remaining      Average             Number            Average
    Exercise         Outstanding         Contracted      Exercise         Exercisable         Exercise
     Price        December 31, 1999         Life          Price        December 31, 1999       Price
    --------      -----------------      ----------      --------      -----------------      --------
     $ .01             410,000             1 year         $ .01              410,000            $ .01


                                      FS17

12. COMMITMENTS AND CONTINGENCIES


    (a) During 1997 the Company entered into an exclusive one-year renewable contract with Exceptional Parent Magazine of Psy-Ed Corp to work on a marketing plan for sales presentations for print and on-line sponsorship. The Company is to pay fees to Exceptional Parent Magazine for their support personnel. Additionally, the Company was required to pay an annual royalty fee of $20,000 for the use of the Exceptional Parent Magazine name. At December 31, 1999 and 1998 the Company owed Exceptional Parent $47,000 which is included in accounts payable. The Company did not renew the contract for 1999. On January 6, 2000 Exceptional Parent Magazine agreed to accept 31,339 shares of PediaNet.com common stock for payment in full of the debt owed.

    (b) The Company signed a proposed agreement to acquire a newly formed corporation on December 20, 1999. This agreement was subsequently terminated on March 20, 2000.



                                      FS18

                                    PART III

Item 1. Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number      Description of Document

2.1*                Articles of Incorporation of Ultraphonics- USA, Inc. as
                    filed on April 27, 1989
2.2*                Amendment to Articles of Incorporation as filed on December
                    31, 1999 (as incorporated in Articles of Merger)
2.3*                Bylaws
4.1*                Form of Warrant dated December 28, 1999
4.2*                Note agreement dated December 28, 1999
6.1*                License Agreement among Melvin Koplow, Starr Koplow and
                    PediaNet, Inc. dated July 1, 1996
8.1*                Plan of Merger of PediaNet, Inc. a New York Corporation Into
                    Ultraphonics-USA, Inc.
16.1                Letter from Bernard Lipton, CPA dated June 7, 2000.
27.1                Financial Data Schedule

* Previously filed with Amendment No. 1 to Registration Statement on Form 10-SB/A (file No. 0-29951) on April 26, 2000.

Item 2. Description of Exhibits

The required exhibits are attached hereto, as noted in Item 1 above.

                                   Signatures


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                          PEDIANET.COM, INC.
                                                          ------------------
                                                             (Registrant)

                                                     Date: 6/07/2000
                                                           ---------------------




                                                     By: /s/Melvin D. Koplow
                                                         -----------------------
                                                         Dr. Melvin D. Koplow
                                                         Chief Executive Officer